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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                           COMMUNICATION CABLE, INC.
                           (Name of Subject Company)
                           Communication Cable, Inc.
                      (Name of Person(s) Filing Statement)
                     Common Stock Par Value $1.00 Per Share
                         (Title of Class of Securities)
                                  203378 I0 4
                     (CUSIP Number of Class of Securities)
                                 James R. Fore
                     President and Chief Executive Officer
                           Communication Cable, Inc.
                             1378 Charleston Drive
                              Post Office Box 1757
                         Sanford, North Carolina 27331
                                 (800) 410-9473
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                 on behalf of the person(s) filing statement.)
                                With a Copy to:
                               L. Bruce McDaniel
                             Post Office Box 58186
                         Raleigh, North Carolina 27658
                                 (919) 872-3000

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Item 1.   Security and Subject Company.
            (a) The name of the subject company is Communication Cable, Inc., a North Carolina corporation (the "Company"), which has its principal executive offices at 1378 Charleston Drive, Sanford, North Carolina 27331.
            (b) This Schedule concerns the offer (the "Offer") by Kuhlman Acquisition Corp., a North Carolina corporation and a wholly-owned subsidiary of Kuhlman Corporation, a Delaware corporation (referred to collectively as "Kuhlman"), to purchase any and all outstanding shares (the "Shares") of the Company's common stock, par value $1.00 per share (the "Common Stock"), for $12.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 29, 1995, as previously filed by Kuhlman with the U.S. Securities and Exchange Commission and mailed to shareholders of the Company on the same date.
Item 2.   Tender Offer of the Bidder.
            This statement relates to the Offer made by Kuhlman to purchase all outstanding shares, at a price of $12.00 per share to the seller, net in cash, upon the terms and subject to the conditions set forth in the Offer dated November 29, 1995 and the related transmittal documents filed by Kuhlman with the U.S. Securities and Exchange Commission on the same date. According to the Tender Offer Statement on Schedule 14D-1, filed on November 29, 1995, the principal executive office of Kuhlman is 3 Skidaway Village Square, Savannah, Georgia 31411.
Item 3.   Identity and Background.
            (a) The name of the person filing this statement is the Company whose business address is set out in Item 1 above.
            (b) Except as set forth below, to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company and its affiliates and either (1) the Company's executive officers, directors, or affiliates; or (2) Kuhlman or its executive officers, directors, or affiliates.
            A description of any contract arrangement or understanding between the Company and Kuhlman, or any of their officers, directors, or affiliates appears under the caption "Background of the Offer: Contacts With the Company" in Section 10 of the Offer to Purchase, attached as Exhibit (a)(1) hereto, to which reference is made.
            On November 20, 1995, Mr. James R. Fore, President and CEO of the Company, entered into an agreement with Kuhlman, by the terms of which Kuhlman would acquire all of Mr. Fore's Company stock at $12.00 per share, entering into an Employment Agreement on the same date providing for Mr. Fore's employment with Kuhlman for up to three years following Kuhlman's acquisition of the Company. Those two agreements were filed by Kuhlman as exhibits to its Schedule on Form 14D-1, and as Exhibits (c)(1) and (2) respectively, to this Schedule, to which reference is hereby made.

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Item 4.   The Solicitation or Recommendation.
            The Board has unanimously determined, with Mr. Fore's abstention, that the shareholders be advised, that the Board of Directors takes no position with respect to this Tender Offer at the present time.
            This decision was made because of the Board's consideration of the following factors during the course of essentially the past year up to the date of such action:
            1. The receipt by the Board of a fairness opinion from Interstate/Johnson Lane indicating that the offer price of 12.00 per share was fair to the shareholders from a financial point of view. But also the receipt by the Board of an Indication of Interest at a higher price per share; see Item 6(d), hereafter;
            2. The consideration of prices discussed in indications of interest received by the Company during the past year and one-half;
            3.   The nature of the Offering;
            4. An assessment by directors of the strengths and weaknesses of the Company's current business, business plans, prospects, financial condition, and stock market perception;
            5. A review of the trading history and current market value of the shares of the Company;
            6. The effect of the acquisition on the Company's customers, employees, suppliers, and business plans.
            Except as noted above, no relative weight was assigned to any individual factors considered in reaching its determination.
Item 5.   Persons Retained, Employed, or to Be Compensated.
            Neither the Company nor any person acting on its behalf has employed, retained, or compensated any person to make solicitations or recommendations to stockholders with respect to the Offer. However, the company has arranged to pay Interstate/Johnson Lane for a fairness opinion at a price in the amount of approximately $100,000.
Item 6.   Recent Transactions and Intent With Respect to Securities.
            There have been no transactions in shares which were effected during the past 60 days by the Company, or, to the best knowledge of the Company, any executive officer, director, affiliate, or subsidiary of the Company, except as discussed in the following paragraphs:
            (a) Recent transactions with Kuhlman are discussed in Item 3, to which reference is made.

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            (b)   The company has no knowledge as to whether any of its
executive officers, directors or affiliates presently intend to tender into the Offer or to sell any shares held of record or beneficially owned by them, except for the Fore Option, discussed in Item 3(b) to which reference is made.
            (c) On or about July 21, 1995, the Company received an oral indication of interest from International Wire and Cable of St. Louis, Missouri, relating to a consolidation arrangement between it and the Company. The discussions initially involved an acquisition price ranging from $12.00 to $12.50 per share for the Company's stock. However, no written letter or agreement of intent was ever signed, with such party subsequently advising the company that it did not intend to pursue a transaction at the price range initially indicated, and these negotiations were terminated on or about October 30, 1995.
            (d) Late on December 7, 1995, the Company received a nonbinding indication of interest from a new third party, expressing an interest in acquiring the Company at a stated estimate of $12.25 to $13.00 per share. However, that indication was not binding and was subject to a number of conditions, including due diligence work. At a Board meeting on December 7, 1995, the Board decided to authorize it's representatives to contact that third party and provide information to it, subject to a confidentiality agreement.

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Item 7.   Certain Negotiations and Transactions by the Subject Company.
            (a) The Company is not engaged in any negotiations in response to the Offer which relate to or would result in: (1) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (2) a purchase, sale, or transfer of a material amount of assets by the Company or any subsidiary of the Company; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company. See Item 6(d) for a discussion of a recent receipt of an indication of interest.
            (b) There are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Offer, which relate or would result in one or more of the matters referred to in Item 7(a)(1), (2), (3), or
(4) above.
Item 8.   Additional Information to be Furnished.
            North Carolina Tender Offer Disclosure Act. The North Carolina Tender Offer Disclosure Act (the "Tender Offer Disclosure Act") applies to tender offers for equity securities of a North Carolina corporation. The Tender Offer Disclosure Act requires the purchaser to file a statement with the North Carolina Secretary of State relating to the Offer and contains prohibitions against deceptive practices in connection with making a tender offer. In Eure v. Grand Metropolitan Limited, a North Carolina Superior Court held that the Tender Offer Disclosure Act's 30-day notice period prior to the commencement of a tender offer is unenforceable and preempted by the Exchange Act. Kuhlman filed concurrently with the Commission and the North Carolina Secretary of State a Tender Offer Statement on Schedule l4D-1, together with all exhibits thereto, commencing the Offer.
Item 9.   Material to be Filed as Exhibits.
            (a)(1) Section 10 of Kuhlman's Offer to Purchase dated November 29, 1995.
            (a)(2)   Press Release of December 12, 1995.
            (b)   Not Applicable.
            (c)(1) Stock Option Agreement dated November 20, 1995 between James R. Fore and Kuhlman.
            (c)(2)   Employment Agreement dated November 20, 1995 between James
R. Fore and Kuhlman.

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                                   SIGNATURE
            After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.
Date: December 12, l995
                                                         COMMUNICATION CABLE,
INC.
                                          By:
                                             James R. Fore
                                             President and
                                             Chief Executive Officer